CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2022

		2022
ASSETS		
Assets:		
Cash and cash equivalents	$	705,590
Accounts receivable, net		79,938
Due from affiliate		64,564
Prepaid expenses		23,565
Total assets	$	873,657
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Due to affiliate	$	36,886
Income taxes payable		7,750
Other liabilities and accrued expenses		88,920
Total liabilities		133,556
Common stock, $.01 par value:1,000 shares authorized, issued and outstanding		10
Additional paid in capital		832,108
Retained Earnings/(Accumulated deficit)		(92,017)
Total shareholder's equity		740,101
Total liabilities and shareholder's equity	$	873,657